Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

FINANCIAL RESULTS   •   RÉSULTATS FINANCIERS   •   FINANZERGEBNISSE

Novartis delivered solid 2016 performance, with Growth Products1 absorbing Gleevec US LOE; innovation momentum continued; announces share buyback
•	FY net sales (0% cc2) in line with prior year due to strong Growth Products performance
o	Cosentyx (USD 1.1 billion) reached blockbuster status
o	Entresto (USD 170 million) continued to grow steadily, following positive treatment guidelines in US and Europe and ongoing US field force expansion
o	Gilenya (USD 3.1 billion, +14% cc) delivered double-digit growth
o	Oncology grew 12% (cc) excluding Gleevec/Glivec, driven by new assets and Jakavi
o	Sandoz Biopharmaceuticals[1] grew 31% (cc) to reach USD 1.0 billion
•	FY core[2] operating income down 2% (cc) due to generic erosion and growth investments
o	Core operating income margin declined 0.7 percentage points (cc)
o	Core EPS was USD 4.75 (-2% cc)
o	Free cash flow[2] was USD 9.5 billion (+2% USD)
•	FY net income up 1% (cc), benefitting from higher income from associated companies
•	Continued innovation momentum in Q4, including bolt-on deals to further strengthen pipeline
o	LEE011 granted FDA Priority Review
o	AMG 334 met primary endpoint in second Phase III episodic migraine study
o	Exercised right to acquire Selexys following positive SUSTAIN study in sickle cell disease
o	Acquired Ziarco (atopic dermatitis) and Encore (presbyopia); signed option agreements with Conatus (NASH) and Ionis and Akcea (cardiovascular risk)
•	Alcon Division continued to make progress toward turnaround; options to maximize shareholder value of the division under consideration
o	Q4 division sales were flat (cc); contact lenses delivered third consecutive quarter of growth
o	Supply levels and customer service improved in Surgical, laying foundation for return to growth
o	Options being considered range from retaining the business to separation via a capital markets transaction; review to take place during the course of 2017
•	Dividend of CHF 2.75 per share, an increase of 2%, proposed for 2016
•	Initiating share buyback of up to USD 5.0 billion in 2017 under existing shareholder authority, reinforcing confidence in growth prospects
•	2017 Outlook
o	Net sales expected to be broadly in line with the prior year (cc), after absorbing the impact of generic competition
o	Core operating income expected to be broadly in line with prior year to low single digit decline (cc)

Key figures[2]	Continuing operations[3]
	Q4 2016	Q4 2015	% change		FY 2016	FY 2015	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	12 322	12 520	-2	0	48 518	49 414	-2	0
Operating income	1 455	1 677	-13	-9	8 268	8 977	-8	-3
Net income	936	1 054	-11	0	6 698	7 028	-5	1
EPS (USD)	0.40	0.44	-9	2	2.82	2.92	-3	2
Free cash flow	2 976	2 942	1		9 455	9 259	2
Core
Operating income	3 013	3 057	-1	1	12 987	13 790	-6	-2
Net income	2 658	2 707	-2	1	11 314	12 041	-6	-3
EPS (USD)	1.12	1.14	-2	1	4.75	5.01	-5	-2

1 Growth Products are defined on page 2. Biopharmaceuticals are defined on page 3.
2 Constant currencies (cc), core results and free cash flow are non-IFRS measures. An explanation of non-IFRS measures can be found on page 50 of the Condensed Financial Report. Unless otherwise noted, all growth rates in this Release refer to same period in prior year.
3 Refers to continuing operations, defined on page 41 of the Condensed Financial Report.

Basel, January 25, 2017 — Commenting on the results, Joseph Jimenez, CEO of Novartis, said:
“Novartis delivered a solid performance in 2016, absorbing Gleevec US loss of exclusivity while investing in key launches and the Alcon Division turnaround. Cosentyx reached blockbuster status in 2016, and the conditions are now in place for Entresto sales to accelerate in 2017. We made major strides in advancing our pipeline, executing our bolt-on M&A strategy and implementing our new focused organization. Today we are proposing an increase in our dividend and initiating a share buyback of up to USD 5 billion. Additionally, we are reviewing options for the Alcon Division to maximize shareholder value.”

GROUP REVIEW

Novartis laid out five priorities for 2016: deliver strong financial results; strengthen innovation; improve Alcon Division performance; capture cross-divisional synergies; and build a higher-performing organization. We are also considering options to maximize shareholder value of the Alcon Division (some additional details on page 8 below).

Financial results

On January 27, 2016, Novartis announced plans to further focus its divisions, integrating businesses that share therapeutic areas to better leverage our development and marketing capabilities. These plans included a new divisional structure. In compliance with International Financial Reporting Standards (IFRS), Novartis updated its segment financials to reflect the new structure, both for the current and prior year, to aid comparability of year-on-year results. As a result, all comparisons of divisional results from 2016 to 2015 reflect the new structure.

In addition, as a result of the portfolio transformation transactions completed in 2015, Novartis reported the Group’s financial results in 2015 as “continuing operations” and “discontinued operations.” All comparisons from 2016 to 2015 are versus continuing operations, unless otherwise noted. See page 41 of the Condensed Financial Report for a full explanation.

Fourth quarter

Continuing operations

Net sales were USD 12.3 billion (-2%, 0% cc) in the fourth quarter, as volume growth of 6 percentage points was offset by the negative impact of generic competition (-4 percentage points) and pricing (-2 percentage points). Growth Products1 contributed USD 4.6 billion or 37% of net sales, up 19% (USD) over the prior-year quarter.

Operating income was USD 1.5 billion (-13%, -9% cc). Core adjustments amounted to USD 1.5 billion (2015: USD 1.4 billion), broadly in line with the prior-year quarter.

Core operating income was USD 3.0 billion (-1%, +1% cc). Core operating income margin in constant currencies increased 0.2 percentage points, as investments behind new launches and the Alcon Division growth plan were more than offset by resource allocation. Currency had a negative impact of 0.1 percentage points, resulting in a net increase of 0.1 percentage points in US dollar terms to 24.5% of net sales.

Net income was USD 0.9 billion (-11%, 0% cc), flat despite the decline in operating income due to higher income from associated companies.

EPS was USD 0.40 (-9%, +2% cc), up more than net income due to a reduction in the average number of shares outstanding.

Core net income was USD 2.7 billion (-2%, +1% cc), broadly in line with core operating income.

Core EPS was USD 1.12 (-2%, +1% cc), in line with core net income.

1 "Growth Products" are an indicator of the rejuvenation of the portfolio, and comprise products launched in a key market (EU, US, Japan) in 2011 or later, or products with exclusivity in key markets until at least 2020 (except Sandoz, which includes only products launched in the last 24 months). They include the acquisition effect of the GSK oncology assets.

Free cash flow in the fourth quarter was USD 3.0 billion (+1% USD), broadly in line with the prior-year quarter as lower cash flows from operating activities were offset by lower net investments in property, plant and equipment and intangible assets.

Innovative Medicines (formerly named the Pharmaceuticals Division) net sales were USD 8.3 billion (-3%, -1% cc) in the fourth quarter. Volume contributed 6 percentage points to sales growth. Generic competition had a negative impact of 6 percentage points and pricing had a negative impact of 1 percentage point, both largely due to Gleevec/Glivec genericization in the US. Growth Products grew 20% (cc) to USD 4.0 billion, or 48% of division net sales.

Operating income was USD 1.4 billion (-9%, -4% cc), down mainly due to higher impairment charges, which offset underlying operating income growth. Core operating income was USD 2.4 billion (0%, +4% cc). Core operating income margin in constant currencies increased by 1.2 percentage points; currency had a negative impact of 0.5 percentage points, resulting in a net increase of 0.7 percentage points to 29.1% of net sales.

Sandoz net sales were USD 2.6 billion (+2%, +3% cc) in the fourth quarter, as volume growth of 9 percentage points was offset by 6 percentage points of price erosion. Global sales of Biopharmaceuticals1 grew 28% (cc) to USD 277 million.

Operating income was USD 365 million (+25%, +22% cc), driven by strong operating performance in the quarter and legal provisions in the prior-year quarter. Core operating income was USD 521 million (+5%, +4% cc). Core operating income margin in constant currencies increased by 0.1 percentage points; currency had a positive impact of 0.4 percentage points, resulting in a net increase of 0.5 percentage points to 20.0% of net sales.

Alcon Division net sales were USD 1.4 billion (-2%, 0% cc) in the fourth quarter. Surgical sales (-4% cc) were down, mainly due to lower sales of Cataract and Refractive equipment, as well as competitive pressures in IOLs. Vision Care sales (+5% cc) returned to growth, driven by strong performance of the daily contact lens portfolio, including continued double-digit growth of Dailies Total1 globally.

Operating loss was USD 120 million, compared to an income of USD 29 million in the prior-year quarter. Core operating income was USD 163 million (-38%, -36% cc), impacted by increased investments in M&S and R&D behind the growth plan. Core operating income margin in constant currencies decreased by 6.3 percentage points; currency had a negative impact of 0.4 percentage points, resulting in a net decrease of 6.7 percentage points to 11.3% of net sales.

Total Group

For the total Group, net income amounted to USD 0.9 billion, compared to USD 1.1 billion the prior-year quarter, and basic earnings per share was USD 0.40.

Total Group free cash flow amounted to USD 3.0 billion, in line with the prior-year quarter.

Full year

Continuing operations

Net sales were USD 48.5 billion (-2%, 0% cc) in the full year, as volume growth of 6 percentage points was offset by the negative impact of generic competition (-4 percentage points) and pricing (-2 percentage points). Growth Products contributed USD 17.1 billion or 35% of net sales, up 20% (USD) over the prior year.

Operating income was USD 8.3 billion (-8%, -3% cc). Core adjustments amounted to USD 4.7 billion (2015: USD 4.8 billion), broadly in line with the prior year.

1 Biopharmaceuticals include biosimilars, biopharmaceutical contract manufacturing and Glatopa.

Core operating income was USD 13.0 billion (-6%, -2% cc). Core operating income margin in constant currencies decreased 0.7 percentage points, mainly due to the loss of exclusivity on Gleevec, as investments behind new launches and the Alcon Division growth plan were partially offset by resource allocation and productivity programs. Currency had a negative impact of 0.4 percentage points, resulting in a net decrease of 1.1 percentage points to 26.8% of net sales.

Net income was USD 6.7 billion (-5%, +1% cc), with the increase relative to the operating income decline due to higher income from associated companies.

EPS was USD 2.82 (-3%, +2% cc), up more than net income due to a reduction in the average number of shares outstanding.

Core net income was USD 11.3 billion (-6%, -3% cc), broadly in line with core operating income.

Core EPS was USD 4.75 (-5%, -2% cc), down less than core net income due to a reduction in the average number of shares outstanding.

Free cash flow was USD 9.5 billion (+2% USD) compared to USD 9.3 billion in 2015. The increase of USD 0.2 billion was mainly driven by lower net investments in property, plant and equipment.

Innovative Medicines net sales were USD 32.6 billion (-2%, 0% cc) for the full year, as volume growth (+7 percentage points) was offset by the impact of generic competition (-6 percentage points) and pricing (-1 percentage point).

Operating income was USD 7.4 billion (-5%, 0% cc). Core operating income was USD 10.4 billion (-5%, -1% cc). Core operating income margin in constant currencies decreased by 0.2 percentage points, mainly due to launch investments for Entresto and Cosentyx, partially offset by resource allocation and productivity improvements; currency had a negative impact of 0.6 percentage points, resulting in a net decrease of 0.8 percentage points to 31.8% of net sales.

Sandoz net sales were USD 10.1 billion (+1%, +2% cc) for the full year, as volume growth of 8 percentage points more than offset 6 percentage points of price erosion. Global sales of Biopharmaceuticals grew 31% (cc) to reach USD 1.0 billion, benefitting from the performance of prior-year launches in the US (Glatopa in June 2015 and Zarxio in September 2015).

Operating income was USD 1.4 billion (+11%, +14% cc). Core operating income was USD 2.1 billion (+1%, +4% cc). Core operating income margin in constant currencies increased by 0.2 percentage points; currency had a negative impact of 0.1 percentage points, resulting in a net increase of 0.1 percentage points to 20.4% of net sales.

Alcon Division net sales were USD 5.8 billion (-3%, -2% cc) for the full year. Surgical sales (-3% cc) reflected lower sales of Cataract and Refractive equipment, as well as competitive pressures in IOLs, partially offset by continued solid growth of cataract consumables. Vision Care sales were flat (0% cc), with growth in contact lenses offsetting a decline in contact lens care.

Operating loss was USD 132 million, compared to an income of USD 281 million in the prior year. Core operating income was USD 850 million (-31%, -27% cc), impacted by increased investments in M&S and R&D behind the growth plan and the decline in sales. Core operating income margin in constant currencies decreased by 5.3 percentage points; currency had a negative impact of 0.7 percentage points, resulting in a net decrease of 6.0 percentage points to 14.6% of net sales.

Total Group

For the total Group, net income amounted to USD 6.7 billion compared to USD 17.8 billion in the prior year, and basic earnings per share decreased to USD 2.82 from USD 7.40. The prior year benefitted from the net income from discontinued operations, which included USD 12.7 billion of exceptional pre-tax divestment gains from the portfolio transformation transactions and USD 0.6 billion of additional pre-tax transaction related expenses.

Total Group free cash flow amounted to USD 9.5 billion in 2016 compared to USD 9.0 billion in 2015. The prior year included a negative free cash flow of approximately USD 0.3 billion from discontinued operations.

Key growth drivers

Underpinning our financial results in the fourth quarter is a continued focus on key growth drivers, including Gilenya, Tasigna, Cosentyx, Tafinlar + Mekinist, Promacta/Revolade, Jakavi and Entresto, as well as Biopharmaceuticals and Emerging Growth Markets.

Growth Products

•
Growth Products, an indicator of the ongoing rejuvenation of our portfolio, contributed 37% of Group net sales in the fourth quarter, and were up 19% (USD). In Innovative Medicines, Growth Products contributed 48% of division net sales in the quarter, and sales for these products were up 20% (cc).

•	Gilenya (USD 810 million, +11% cc), a once-daily oral medicine for relapsing forms of multiple sclerosis, continued to grow double-digit.

•	Tasigna (USD 458 million, +9% cc) showed solid growth in the quarter, despite the entry of multiple generic versions of Gleevec in the US.

•
Cosentyx (USD 391 million) continued its strong launch trajectory in the fourth quarter. Across its three approved indications, Cosentyx has been used to treat more than 60,000 patients in a post-marketing setting to date.

•
Tafinlar + Mekinist (USD 178 million, +24% cc) continued to show strong growth, particularly in Europe, as the first approved combination therapy for patients with BRAF V600 mutation-positive unresectable or metastatic melanoma.

•
Promacta/Revolade (USD 178 million, +35% cc) grew at a strong double-digit rate, driven by continued worldwide uptake as well as growth of the thrombopoietin class for chronic immune (idiopathic) thrombocytopenic purpura.

•	Jakavi (USD 162 million, +40% cc) growth was driven by patient gains in the myelofibrosis indication globally and the launch of the polycythemia vera indication in key markets.

•
Entresto (USD 68 million) continued to grow steadily with approvals in more than 70 countries to date and continued progress with reimbursement around the world. With positive treatment guidelines, ongoing field force expansion and removal of access restrictions in the US, we are well placed to triple TRx volume for Entresto in the US by Q4 2017.

•	Sandoz Biopharmaceuticals (USD 277 million, +28% cc), including Glatopa and Zarxio, delivered another quarter of strong growth to reach USD 1.0 billion in sales for the full year.

Emerging Growth Markets

•
Net sales in Emerging Growth Markets – which comprise all markets except the US, Canada, Western Europe, Japan, Australia and New Zealand – grew 4% (cc) in the fourth quarter, led by China (+9% cc), Russia (+11% cc) and Turkey (+16% cc).

Strengthen innovation

The fourth quarter saw pipeline progress with positive regulatory decisions, significant clinical trial data and business development activity announced. Key developments are included below.

New approvals and regulatory opinions

•	Lucentis (ranibizumab) received EU approval to treat patients with visual impairment due to rare conditions causing choroidal neovascularization (CNV).

•	The EC approved Arzerra (ofatumumab) in combination with fludarabine and cyclophosphamide for the treatment of adult patients with relapsed chronic lymphocytic leukemia.

•
Votubia (everolimus) was recommended by CHMP for approval as an adjunctive treatment for patients aged two years and older whose refractory partial-onset seizures, with or without secondary generalization, are associated with tuberous sclerosis complex (TSC).

•
The CHMP recommended the approval of Ilaris (canakinumab) to treat three rare and distinct Periodic Fever Syndromes. The Japanese Ministry of Health, Labour and Welfare (MHLW) approved Ilaris for the same indications.

•	Alcon Division’s AcrySof IQ ReSTOR +3.0D Multifocal Toric IOL was approved in the US.

•	Alcon Division’s AcrySof IQ PanOptix Toric IOL received EU approval to provide improved near, intermediate and distance vision for cataract patients with astigmatism.

Regulatory submissions and filings

•
The FDA granted Priority Review to LEE011 (ribociclib) in combination with letrozole as first-line treatment for postmenopausal women with HR+/HER2- advanced or metastatic breast cancer. The EMA also accepted for review our application for LEE011 plus letrozole in the same patient population.

•	The FDA granted Priority Review to Tafinlar + Mekinist (dabrafenib + trametinib) combination therapy for the treatment of BRAF mutant non-small cell lung cancer (NSCLC).

•	The FDA granted Priority Review to PKC412 (midostaurin) for the treatment of newly diagnosed FLT3 mutation-positive acute myeloid leukemia and advanced systemic mastocytosis.

•	Applications were submitted in the US, EU, Japan and other markets to expand the indication for Zykadia (ceritinib) as a first-line treatment for patients with ALK+ NSCLC.

•	BACE inhibitor CNP520 received FDA Fast Track designation. CNP520 is being co-developed with Amgen.

Results from important clinical trials and other highlights

•	New data showed that Cosentyx (secukinumab) delivered sustained improvements in the signs and symptoms of psoriatic arthritis over three years.

•
The Phase III STRIVE study in episodic migraine prevention met its primary endpoint, with AMG 334 (erenumab) demonstrating a statistically significant reduction from baseline in mean monthly migraine days at six months versus placebo. AMG 334 is being co-developed by Novartis and Amgen. Novartis has commercial rights to AMG 334 outside of the US, Canada and Japan.

•
A post-hoc analysis of PARADIGM-HF data showed that Entresto (sacubitril/valsartan) reduced the risk of first and repeat heart failure hospitalizations as well as cardiovascular deaths by 20-24% compared to enalapril.

•
Additional analyses from the Phase III MONALEESA-2 study showed that LEE011 plus letrozole significantly prolonged PFS across various pre-planned patient subgroups with HR+/HER2- advanced or metastatic breast cancer, including post-menopausal women diagnosed de novo, those with visceral metastases, and those with bone-only disease.

•
Two Phase III studies of pegpleranib, sponsored by Ophthotech, did not meet their primary endpoints. The studies showed that the proven efficacy of Lucentis (ranibizumab) monotherapy was not improved by the addition of pegpleranib.

•
Results from the pivotal global Phase II ELIANA trial of CTL019 in relapsed/refractory pediatric and young adult patients with B-cell acute lymphoblastic leukemia found that 82% of infused patients achieved complete remission or complete remission with incomplete blood count recovery at three months post CTL019 infusion.

•
Results from the Phase III ASCEND-4 study showed patients with ALK+ NSCLC treated with first-line Zykadia had a median PFS of 16.6 months, compared to 8.1 months in patients treated with standard first-line chemotherapy with maintenance.

•
Novartis exercised its right to acquire Selexys following the positive Phase II SUSTAIN study, which showed that SEG101 (crizanlizumab) reduced the median annual rate of sickle cell-related pain crises compared to placebo in patients with or without hydroxyurea therapy.

•
The Global Initiative for Chronic Lung Disease (GOLD) released updated guidelines for the management of COPD, recommending first-line treatment with a LABA/LAMA drug, such as Ultibro Breezhaler (indacaterol/glycopyrronium), for the majority of symptomatic COPD patients regardless of exacerbation risk.

•
New data from two head-to-head studies showed Utibron Neohaler provided clinically meaningful and comparable bronchodilation to Anoro® Ellipta® in US patients with COPD, though the primary endpoint of non-inferiority was not met. Novartis out-licensed US commercialization rights for Utibron Neohaler, as well as Seebri Neohaler and Arcapta Neohaler, to Sunovion.

•	Novartis acquired Ziarco, adding a once-daily oral H4 receptor antagonist in development for atopic dermatitis to our growing dermatology portfolio and pipeline.

•
Novartis signed an exclusive option, collaboration and license agreement with Conatus, which will allow the companies to jointly develop emricasan for the treatment of non-alcoholic steatohepatitis (NASH) with advanced fibrosis and cirrhosis.

•	Novartis acquired Encore Vision, adding a first-in-class disease modifying topical treatment for presbyopia to our ophthalmology pipeline.

•
In January, Novartis entered into an exclusive option agreement with Ionis and Akcea to license two investigational treatments expected to significantly reduce cardiovascular risk in patients living with elevated levels of lipoprotein Lp(a) or ApoCIII. This transaction is subject to customary closing conditions, including regulatory approval.

•
The ASSIST-FL trial met its primary endpoint, with Sandoz biosimilar rituximab demonstrating equivalent efficacy in addition to safety, pharmacokinetics and pharmacodynamics to the reference product, MabThera®.

•	Data from the EGALITY trial showed that there are no clinically meaningful differences between Sandoz biosimilar etanercept and the reference product Enbrel® in safety and efficacy over 52 weeks.

Improve Alcon Division performance

The Alcon Division continued to execute against its growth plan in the fourth quarter, taking actions to accelerate innovation and sales, strengthen customer relationships and improve basic operations.

In Vision Care (Q4 sales growth of 5% cc), the Alcon Division continued investments in DTC advertising behind key brands in Europe and the US, which helped drive growth in contact lenses for the third consecutive quarter.

In Surgical (Q4 sales decline of 4% cc), the Alcon Division continued to strengthen its basic operations and improve supply levels, which led to improved customer service. With its supply issues largely resolved, the division is in a better position to defend against competitive pressure and drive a return to growth. The Alcon Division continued to advance its pipeline in the fourth quarter, with two new approvals for IOLs: the AcrySof IQ ReSTOR +3.0D Multifocal Toric in the US and AcrySof IQ PanOptix Toric in the EU. The division also invested in expanding its new product launches, including CyPass and NGENUITY 3D.

Options to Maximize Shareholder Value of the Alcon Division under Consideration

Novartis is considering options for the Alcon Division. The review will explore all options, ranging from retaining the business to separation via a capital markets transaction (e.g. IPO or spin-off), in order to determine how to best maximize value for our shareholders. The review will be conducted during the course of 2017 and in a manner such that Alcon Division associates can fully focus on the unit’s return to growth.

The Alcon Division comprises leading surgical and vision care (contact lens and lens care solution) businesses, both of which are leaders in their respective segments. Novartis believes that the Alcon Division is a highly attractive business, with a strong customer base and led by a strong management team. Novartis is exploring whether there are additional value-maximizing opportunities for the Alcon Division as an independent company or otherwise.

The ophthalmic pharmaceutical portfolio is now fully integrated into our Innovative Medicines Division and will not be part of the review announced today.

Novartis expects to provide a status update on the review towards the end of 2017.

Capture cross-divisional synergies

We continued to advance our productivity programs in the fourth quarter, helping to support margins for the Group.

•
Novartis Business Services (NBS), our cross-divisional services organization, continued to leverage the global scale of Novartis to streamline and consolidate our operations. The costs within the scope of NBS decreased compared to the prior year, while the quality of services improved. For example, we initiated the standardization of infrastructure services at selected manufacturing sites and continued to consolidate facilities services from more than 100 suppliers to just three as well as reduce the number of information technology applications we use, among other steps. In addition, NBS continued to optimize its geographical footprint to our five global service centers.

•
Novartis Technical Operations completed the organizational integration of the six technology platforms, including a more efficient utilization of functional capabilities and resources. A synergy and savings roadmap has been established with a five-year time horizon based on three pillars: optimization of capacity utilization, external spend and operational excellence.

•
In the fourth quarter of 2016, Novartis completed the creation of its new Global Drug Development (GDD) organization to oversee drug development across the innovative medicines and biosimilars portfolio. The enterprise-wide approach to portfolio management – a core tenet of GDD – has already enabled us to fund several new confirmatory development projects without increasing the total development spend. Additionally, the integration of all global development functions has enabled more flexible use of resources across the portfolio and provided a strong platform for accelerated implementation of major technology projects designed to further improve the quality and efficiency of our development operations.

Build a higher-performing organization

Novartis continues to proactively drive compliance, reliable product quality and sustainable efficiency as part of the quality strategy. A total of 206 global health authority inspections were completed in 2016 (79 in Q4), 26 of which were conducted by the FDA (9 in Q4). All but four out of 206 inspections were deemed good or acceptable. We received the outcome of the fourth inspection not deemed good or acceptable in the fourth quarter. It pertained to an EMA inspection of a Sandoz site in Germany as the sponsor of a clinical trial. Corrective and preventative actions to address all observations have been defined and are being implemented.

Capital structure and net debt
Retaining a good balance between investment in the business, a strong capital structure and attractive shareholder returns remains a priority.

As a sign of confidence in the growth prospects of Novartis, we are initiating a share buyback of up to USD 5.0 billion under the existing authority of the seventh share buyback framework granted by the AGM in February 2016. Novartis aims to execute the buyback during 2017 and plans to finance it through new debt, demonstrating its willingness to actively use its strong balance sheet in the current environment of historically low interest rates.

During 2016, 13.1 million treasury shares were delivered as a result of options exercised and share deliveries related to equity-based participation plans of associates. To offset the dilutive impact of such transactions, 12.9 million Novartis shares were repurchased on the SIX Swiss Exchange second trading line and from employees.

Also, during 2016, Novartis issued two euro denominated bonds for a total amount of USD 2.0 billion. A euro denominated bond issued in 2009 for a total amount of USD 1.7 billion was repaid in the second quarter at maturity.

Net debt decreased to USD 16.0 billion at December 31, 2016 from USD 16.5 billion at December 31, 2015, as the free cash flow of USD 9.5 billion was mainly used for the annual dividend payment of USD 6.5 billion, acquisition and divestments related payments of USD 1.5 billion and net purchases of treasury shares of USD 0.9 billion.

The long-term credit rating for the company continues to be double-A (Moody’s Aa3; Standard & Poor’s AA-; Fitch AA).

2017 Outlook

Barring unforeseen events

Group net sales in 2017 are expected to be broadly in line with the prior year (cc), after absorbing the impact of generic competition, including the continued genericization of Gleevec/Glivec in the US and Europe. The impact of generic competition on sales is expected to be approximately USD 2.5 billion in 2017.

From a divisional perspective, we expect net sales performance (cc) in 2017 to be as follows:
•	Innovative Medicines: broadly in line with prior year
•	Sandoz: low single digit growth
•	Alcon Division: broadly in line with prior year to low single digit growth

Group core operating income in 2017 is expected to be broadly in line with prior year to a low single digit decline (cc).

If mid-January exchange rates prevail for the remainder of 2017, the currency impact for the year would be negative 2 percentage points on sales and negative 3 percentage points on core operating income. The estimated impact of exchange rates on our results is provided monthly on our website.

Annual General Meeting

Dividend proposal
The Novartis Board of Directors proposes a dividend payment of CHF 2.75 per share for 2016, up 2% from CHF 2.70 per share in 2015, representing the 20th consecutive dividend increase since the creation of Novartis in December 1996. Shareholders will vote on this proposal at the 2017 Annual General Meeting of Shareholders to be held on February 28, 2017.

Nomination for election to the Board of Directors
The Novartis Board of Directors announced today that it is nominating Mr. Frans van Houten for election to the Board at the 2017 Annual General Meeting.

Mr. van Houten is CEO and Chairman of the Executive Committee and the Board of Management of health technology leader Royal Philips, a position he took up in 2011. He held multiple senior global leadership positions across Philips on three continents, including co-CEO of the Consumer Electronics division and CEO of the successful Philips spin-off NXP Semiconductors. With his many years as a leader in the IT, consumer health and medical technology industries, Mr. van Houten will deepen the Board’s expertise in digital health solutions.

Re-elections of the Chairman and the members of the Board of Directors
The Novartis Board of Directors proposes the re-election of Joerg Reinhardt, Ph.D. (also as Chairman of the Board of Directors), Nancy C. Andrews, M.D., Ph.D., Dimitri Azar, M.D., MBA, Ton Buechner, Srikant Datar, Ph.D., Elizabeth Doherty, Ann Fudge, Pierre Landolt, Ph.D., Andreas von Planta, Ph.D., Charles L. Sawyers, M.D., Enrico Vanni, Ph.D., and William T. Winters as member of the Board of Directors, each until the 2018 Annual General Meeting.

Re-elections and election to the Compensation Committee
The Novartis Board of Directors proposes the re-election of Srikant Datar, Ph.D., Ann Fudge, Enrico Vanni, Ph.D., and William T. Winters as members of the Compensation Committee, each until the 2018 Annual General Meeting.

Summary Financial Performance

Continuing operations[1]	Q4 2016	Q4 2015	% change		FY 2016	FY 2015	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	12 322	12 520	-2	0	48 518	49 414	-2	0
Operating income	1 455	1 677	-13	-9	8 268	8 977	-8	-3
As a % of sales	11.8	13.4			17.0	18.2
Core operating income	3 013	3 057	-1	1	12 987	13 790	-6	-2
As a % of sales	24.5	24.4			26.8	27.9
Net income	936	1 054	-11	0	6 698	7 028	-5	1
EPS (USD)	0.40	0.44	-9	2	2.82	2.92	-3	2
Free cash flow	2 976	2 942	1		9 455	9 259	2

Innovative Medicines	Q4 2016	Q4 2015	[2]	% change		FY 2016	FY 2015[2]	% change
	USD m	USD m		USD	cc	USD m	USD m	USD	cc
Net sales	8 273	8 498		-3	-1	32 562	33 345	-2	0
Operating income	1 360	1 499		-9	-4	7 426	7 815	-5	0
As a % of sales	16.4	17.6				22.8	23.4
Core operating income	2 407	2 411		0	4	10 354	10 862	-5	-1
As a % of sales	29.1	28.4				31.8	32.6

Sandoz	Q4 2016	Q4 2015	[2]	% change		FY 2016	FY 2015[2]	% change
	USD m	USD m		USD	cc	USD m	USD m	USD	cc
Net sales	2 605	2 554		2	3	10 144	10 070	1	2
Operating income	365	291		25	22	1 445	1 300	11	14
As a % of sales	14.0	11.4				14.2	12.9
Core operating income	521	497		5	4	2 071	2 045	1	4
As a % of sales	20.0	19.5				20.4	20.3

Alcon	Q4 2016	Q4 2015	[2]	% change		FY 2016	FY 2015[2]	% change
	USD m	USD m		USD	cc	USD m	USD m	USD	cc
Net sales	1 444	1 468		-2	0	5 812	5 999	-3	-2
Operating loss/income	-120	29		nm	nm	-132	281	nm	nm
As a % of sales	-8.3	2.0				-2.3	4.7
Core operating income	163	264		-38	-36	850	1 235	-31	-27
As a % of sales	11.3	18.0				14.6	20.6

Corporate	Q4 2016	Q4 2015	% change		FY 2016	FY 2015	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Operating loss	-150	-142	-6	-14	-471	-419	-12	-25
Core operating loss	-78	-115	32	22	-288	-352	18	4

Discontinued operations	Q4 2016	Q4 2015	% change		FY 2016	FY 2015	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales		0				601
Operating loss/income		-94				12 477
As a % of sales		nm				nm
Core operating loss		-2				-225
As a % of sales		nm				nm

Total Group[3]	Q4 2016	Q4 2015	% change		FY 2016	FYM 2015	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net income	936	1 056	-11	-1	6 698	17 794	-62	-59
EPS (USD)	0.40	0.44	-9	2	2.82	7.40	-62	-59
Free cash flow	2 976	3 002	-1		9 455	9 029	5
nm= not meaningful

1 Continuing operations include the businesses of Innovative Medicines (formerly named the Pharmaceuticals Division), the Alcon Division, Sandoz and Corporate activities, and starting on March 2, 2015, the results from the new oncology assets acquired from GSK and the 36.5% interest in the GSK Consumer Healthcare Holdings Ltd. (the latter reported as part of income from associated companies). See page 41 of the Condensed Financial Report for full explanation.
2 In compliance with IFRS, Novartis updated its segment financials to reflect the new divisional structure announced on January 27, 2016, to aid comparability of year-on-year results.
3 Total Group net income and EPS include in the prior year the impact of the exceptional divestment gains and the operating results of the discontinued operations. Total Group free cash flow comprises the free cash flow from continuing operations and discontinued operations.

A condensed financial report with the information listed in the index below can be found on our website at http://hugin.info/134323/R/2073212/779220.pdf.

Novartis Q4 and FY 2016 Condensed Financial Report – Supplementary Data

Disclaimer
These materials contain forward-looking statements that can be identified by words such as “ongoing,” “momentum,” “to further strengthen,” “pipeline,” “Priority Review,” “option,” “to maximize,” “under consideration,” “being considered,” “to take place,” “initiating,” “confidence,” “prospects,” “proposing,” “reviewing,” “considering,” “subject to,” “exploring,” “confidence,” “aims,” “toward,” “laying foundation for,” “proposed,” “outlook,” “expected,” “launches,” “to accelerate,” “continued,” “launch trajectory,” “launch,” “well placed,” “recommended,” “Fast Track,” “being co-developed,” “recommending,” “growing,” “will,” “plan,” “initiated,” “roadmap,” “time horizon,” “platform,” “designed to,” “remains,” “expect,” “estimated,” “contingent,” “underway,” “filed,” “may,” “potential,” “submitted,” “should,” “can,” “on track,” “planned,” or similar terms, or by express or implied discussions regarding potential new products, potential new indications for existing products, or regarding potential future revenues from any such products; potential shareholder returns or credit ratings; or regarding the potential outcome of the announced review of options being undertaken to maximize shareholder value of the Alcon Division; or regarding the potential financial or other impact on Novartis or any of our divisions of the significant reorganizations of recent years, including the creation of the Pharmaceuticals and Oncology business units to form the Innovative Medicines Division, the creation of the Global Drug Development organization and Novartis Operations (including Novartis Technical Operations and Novartis Business Services), the transfer of the Ophthalmic Pharmaceuticals products of our Alcon Division to the Innovative Medicines Division, the transfer of selected mature, non-promoted pharmaceutical products from the Innovative Medicines Division to the Sandoz Division, and the transactions with GSK, Lilly and CSL; or regarding the potential impact of the share buyback plan; or regarding potential future sales or earnings of the Novartis Group or any of its divisions; or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward looking statements are based on the current beliefs and expectations of management regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward looking statements. There can be no guarantee that any new products will be approved for sale in any market, or that any new indications will be approved for any existing products in any market, or that any approvals which are obtained will be obtained at any particular time, or that any such products will achieve any particular revenue levels. Nor can there be any guarantee that the review of options being undertaken to maximize shareholder value of the Alcon Division will reach any particular results, or at any particular time. Neither can there be any guarantee that Novartis will be able to realize any of the potential strategic benefits, synergies or opportunities as a result of the significant reorganizations of recent years, including the creation of the Pharmaceuticals and Oncology business units to form the Innovative Medicines Division, the creation of the Global Drug Development organization and Novartis Operations (including Novartis Technical Operations and Novartis Business Services), the transfer of the Ophthalmic Pharmaceuticals products of our Alcon Division to the Innovative Medicines Division, the transfer of selected mature, non-promoted pharmaceutical products from the Innovative Medicines Division to the Sandoz Division, and the transactions with GSK, Lilly and CSL. Neither can there be any guarantee that shareholders will achieve any particular level of shareholder returns. Nor can there be any guarantee that the Group, or any of its divisions, will be commercially successful in the future, or achieve any particular credit rating or financial results. In particular, management’s expectations could be affected by, among other things: regulatory actions or delays or government regulation generally; the potential that the strategic benefits, synergies or opportunities expected from the significant reorganizations of recent years, including the creation of the Pharmaceuticals and Oncology business units to form the Innovative Medicines Division, the creation of the Global Drug Development organization and Novartis Operations (including Novartis Technical Operations and Novartis Business Services), the transfer of the Ophthalmic Pharmaceuticals products of our Alcon Division to the Innovative Medicines Division, the transfer of selected mature, non-promoted pharmaceutical products from the Innovative Medicines Division to the Sandoz Division, and the transactions with GSK, Lilly and CSL may not be realized or may take longer to realize than expected; the inherent uncertainties involved in predicting shareholder returns or credit ratings; the uncertainties inherent in the research and development of new healthcare products, including clinical trial results and additional analysis of existing clinical data; our ability to obtain or maintain proprietary intellectual property protection, including the ultimate extent of the impact on Novartis of the loss of patent protection and exclusivity on key products which commenced in prior years and will continue this year; safety, quality or manufacturing issues; global trends toward health care cost containment, including ongoing pricing and reimbursement pressures, such as from increased publicity on pharmaceuticals pricing, including in certain large markets; uncertainties regarding actual or potential legal proceedings, including, among others, actual or potential product liability litigation, litigation and investigations regarding sales and marketing practices, intellectual property disputes and government investigations generally; general economic and industry conditions, including uncertainties regarding the effects of the persistently weak economic and financial environment in many countries; uncertainties regarding future global exchange rates; uncertainties regarding future demand for our products; and uncertainties regarding potential significant breaches of data security or data privacy, or disruptions of our information technology systems; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in these materials as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

All product names appearing in italics are trademarks owned by or licensed to Novartis Group Companies. Anoro® Ellipta® are registered trademarks of GlaxoSmithKline Ltd. MabThera® is a registered trademark of F. Hoffmann-la Roche AG. Jakafi® is a registered trademark of Incyte Corporation. Enbrel® is a registered trademark of Amgen Inc.

About Novartis
Novartis provides innovative healthcare solutions that address the evolving needs of patients and societies. Headquartered in Basel, Switzerland, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, eye care and cost-saving generic pharmaceuticals. Novartis is the only global company with leading positions in these areas. In 2016, the Group achieved net sales of USD 48.5 billion, while R&D throughout the Group amounted to approximately USD 9.0 billion (USD 8.4 billion excluding impairment and amortization charges). Novartis Group companies employ approximately 118,000 full-time-equivalent associates. Novartis products are sold in approximately 155 countries around the world. For more information, please visit http://www.novartis.com.

Novartis issued its 2016 Annual Report today, and it is available at www.novartis.com. Novartis will also file its 2016 Annual Report on Form 20-F with the US Securities and Exchange Commission today, and will post this document on www.novartis.com. Novartis shareholders may receive a hard copy of either of these documents, each of which contains our complete audited financial statements, free of charge, upon request. Novartis also issued its 2016 Corporate Responsibility Performance Report today, and it is available at www.novartis.com.

Important dates
February 28, 2017              Annual General Meeting
April 25, 2017                  First quarter results 2017
May 30-31, 2017                Meet Novartis Management investor event in Boston, MA
July 18, 2017                 Second quarter results 2017
October 24, 2017                Third quarter results 2017